Harbin Electric, Inc.
No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China

September 3, 2009

Julie Sherman
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Harbin Electric, Inc. (“Company”)
Response to Form 10-K for the year ended December 31, 2008
Filed March 13, 2009
File No. 001-33276

Dear Ms. Sherman:

We are submitting this correspondence via EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the ”Commission”), on August 20, 2009 (the “Staff’s Letter”). The discussion below reflects our responses to the Staff’s Letter and is presented in the order of the numbered comments in the Staff’s Letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Contractual Obligations, page 28

1.	We noted the following obligations discussed in your financial statements, primarily in Note 16. Please explain why these amounts were not included in your contractual obligations table:
•	$1 million contribution required as part of your Agreement with Shelton Technology,
•	Non cancelable purchase commitments to purchase materials.
•	The balance due under your R&D Agreement as discussed on page F-25

We refer you to Item 303(a)(5) of Regulation S-K.

Response to Comment 1:

The Form 10-K discussed the foregoing items in other sections. However, the Company’s management agrees that we should also include the foregoing items 1 and 2 in the contractual obligations table in our future filings. In connection with item 3, “The balance due under your R&D Agreement as discussed on page F-25”,  we believe that it was not a “contractual obligation”.  The R&D agreement provided an approximate budget as a reference for the joint project and the Company’s management has discretion on investing the balance due depending upon whether this investment is needed according to the actual development of the project.  Therefore, in making decision on when or whether to make the investment, the management is treating this project as any other R&D projects within the Company.  Therefore, we believe it is more appropriate not to include this item in the contractual obligations table.

Item 9A. Controls and procedures, page 31

(b) Management’s Annual Report on Internal Control over Financial Reporting, page 32

2.
We noted your disclosure that your principal executive officer and principal financial officer have concluded that during the period covered by this report, your internal controls over financial reporting are effective.  Please clarify for us (and clearly state in your future filings) whether your principal executive officer and principal financial officer have concluded that your internal controls over financial reporting were effective as of the end of the period consistent with Item 308(a)(3) of Regulation S-K.

Response to Comment 2:

Based on our evaluation, our principal executive officer and principal financial officer have concluded that as of the end of the period covered by our Annual Report on Form 10-K for the year ended December 31, 2008, our internal controls over financial reporting was effective. In response to the Staff’s comment, we will clarify and clearly state this in our future filings.

Financial Statements, page F-1

Note 4 – Inventories, page F-23

3.
Please explain the underlying reason(s) for the significant increase in inventory and revise Management’s Discussion and Analysis in future filings to discuss and explain the reasons for material changes in inventory (or any other current asset or liability) between the balance sheet dates presented.  Further, we see from your inventory policy disclosed on page F-10 that an allowance is made for writing down the inventory to its market value, please confirm that when you write-down inventory to its market value, please confirm that when you write-down inventory to the lower-of-cost-or-market you create a new cost basis for the related items and that those items cannot be marked up subsequently based on changes in underlying facts and circumstances.  Refer to SAB 100.

 Response to Comment 3:

The significant year-over-year change in inventory was primarily due to new business acquired in July 2008. The Company acquired Weihai Tech Full Simo Motors Co., Ltd. (formerly known as Weihai Hengda Electric Motor (Group) Co. Ltd.) (“Weihai”) in July 2008, which caused significant changes in inventory and some other working capital items such as accounts receivables and accounts payables.  With respect to the Staff’s comment on “allowance is made for writing down the inventory to its market value…”, the Company has not experienced writing-down of inventory to its market value. In addition, we confirm that we do not mark up those inventory subsequently based on the changes in underlying facts and circumstances,  In response to the Staff’s comment, we will follow the accounting treatment under SAB 100 when we write-down inventory to its market value.

The Company’s management agrees that in future filings, Management’s Discussion and Analysis should discuss and explain the reasons for material changes in inventory (or any other current asset or liability) between the balance sheet dates presented.

Note 14 – Other Expenses and Income, Net, page F-31

4.
We see that you have recorded a significant amount of other non operating income and other non operating expense and we see from your discussion on page 24 that other income amounts in 2008 mainly consists of an income tax rebate.  Please clarify for us how you have accounted for this rebate and why you determined that it should appropriately be presented as other income in your income statements.

Response to Comment 4:

The other income amounts in 2008 mainly consist of an income tax rebate.  The Company’s wholly-owned subsidiary, Harbin Tech Full Electric Co., Ltd. (“Harbin Tech Full”), located in Harbin, China, is subject to a 10% income tax rate from January 1, 2008 to December 31, 2010 under the Chinese government’s current income tax code. However, to encourage the development of technology-focused enterprises which Harbin Tech Full falls under in accordance with the local Chinese government’s designation, the municipal Harbin government agreed to rebate 2.5% of the income tax that Harbin Tech Full actually paid to the Chinese government. As the amount was not related to operating activities, rather, it was more a Chinese government grant under the discretion of the local government, the Company’s management believed that it was more appropriate to present this item as other income in the income statements.

Note 15 – Business Combinations, page F-31

5.
We note your disclosure that you determined the fair value of the acquired assets of Hengda based on an evaluation by an independent appraisal.  Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers.  Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10K is incorporated by reference into any registration statement.

Response to Comment 5:

In connection with the acquisition of Weihai by Harbin Tech Full, an independent third party appraiser, Heilongjiang Huaxin Certified Public Accountant Co. ("Huaxin CPA"), was engaged by Harbin Tech Full to perform an appraisal of certain of the assets of Weihai to be acquired by the Company. The assets evaluated by Huaxin CPA included fixed assets (equipment and buildings), construction in progress, and intangible assets (land-use rights). Huaxin CPA conducted an on-site visit, inspected each item, conducted market research and investigation, followed some asset evaluation policies and regulations issued by the Chinese government, and provided an evaluation report. The Company’s management performed an internal evaluation and also relied on Huaxin CPA’s evaluation report as one factor to determine the fair value of these assets reported in the financial statements. For current assets, the management used the adjusted book value. Additionally, the Company also engaged in Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to advise the Company in connection with the transaction and to assist the Company in evaluating the target.

In response to the Staff’s comment, the Company will provide additional information on the third party appraiser for this acquisition in its future filings.

In addition the Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing, please contact our legal counsel, Angela Dowd, by telephone at (212)-407-4097.

Very truly yours,

/s/ Zedong Xu
Name: Zedong Xu
Title: Chief Financial Officer